EXHIBIT 5.1

June 30, 2003

Air-Q Wi-Fi Corporation
7635 Jefferson Highway, Suite 309
Baton Rouge, Louisiana 70809

Re:	Registration Statement on Form S-8 of Air-Q Wi-Fi Corporation Relating to Shares Issued Pursuant to an Agreement for Consulting and Legal Services with Newlan & Newlan, Attorneys at Law
Gentlemen:

This opinion is submitted pursuant to the applicable rules of the Securities and Exchange Commission (the “SEC”) with respect to the registration by Air-Q Wi-Fi Corporation, a Delaware corporation (the “Company”), of 300,000 shares of Company common stock, $.001 par value per share (the “Common Stock”), issued to Newlan & Newlan, Attorneys at Law, pursuant to an Agreement for Consulting and Legal Services (the “Agreement”) approved by resolution of the Company’s Board of Directors.

In our capacity as counsel to the Company, we have examined the original, certified, conformed, photostatic or other copies of the Agreement, the Company’s Certificate of Incorporation, as amended, Bylaws and corporate minutes provided to us by the Company. In all such examinations, we have assumed the genuineness of all signatures on original documents, and the conformity to originals or certified copies of all copies submitted to us as conformed, photostatic or other copies. In passing upon certain corporate records and the documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and express no opinion thereon.

Based upon and in reliance upon the foregoing, it is our opinion that the Common Stock issued pursuant to the Agreement is validly issued, fully paid and non-assessable. We hereby consent to the use of this opinion in the Registration Statement on Form S-8 to be filed with the SEC.

Very truly yours,

/s/ NEWLAN & NEWLAN
Newlan & Newlan